BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, September 8th 2011

To the:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Tarjetas del Mar S.A. relevant information

Dear Sirs,

In my capacity as the Market Relations Alternative Representative for Banco de Galicia y Buenos Aires Sociedad Anónima (the "Bank"), I am writing in order to inform you that on September 7th, 2011, the shareholders of Tarjetas del Mar S.A. held an Extraordinary Shareholders’ Meeting at which it was resolved to spin-off a portion of Tarjetas del Mar S.A. without dissolving any portion thereof.  A portion of the shareholders’ equity of Tarjetas del Mar S.A. will be allocated to the newly formed company named Tarjeta Mira S.A.

As a result of such spin-off, the Bank’s stake in Tarjetas del Mar S.A. will increase from 62.66% to 98.00%. The Bank will not be a shareholder in Tarjeta Mira S.A.

Yours faithfully,

Elizabeth Duca
Market Relations Alternative Representative
Banco de Galicia y Buenos Aires S.A.